Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

For the Year Ended December 31,

(Dollars in Thousands)

	2007	2006	2005	2004	2003
EARNINGS:
Income (loss) before income taxes and minority interest	$546,501	$313,138	$261,347	$159,469	$44,831
Add (deduct):
Equity in earnings of unconsolidated entities	(90,033)	(93,119)	(66,719)	(64,161)	(50,425)
Distributions from unconsolidated entities	86,873	77,835	52,112	46,385	44,940
Minority interest in pre-tax income of subsidiaries that do not have fixed charges	(23,338)	(15,999)	(12,478)	(12,625)	(13,846)
	520,003	281,855	234,262	129,068	25,500
Add fixed charges:
Consolidated interest expense (1)	84,679	93,674	84,867	86,241	64,607
Interest portion (1/3) of consolidated rent expense	35,461	30,659	30,142	26,938	21,051
	$640,143	$406,188	$349,271	$242,247	$111,158
FIXED CHARGES:
Consolidated interest expense (1)	$84,679	$93,674	$84,867	$86,241	$64,607
Interest portion (1/3) of consolidated rent expense	35,461	30,659	30,142	26,938	21,051
	$120,140	$124,333	$115,009	$113,179	$85,658
RATIO OF EARNINGS TO FIXED CHARGES	5.33	3.27	3.04	2.14	1.30
Tax-effected preferred dividends	$—	$—	$—	$—	$25
Fixed charges	120,140	124,333	115,009	113,179	85,658
Fixed charges and preferred dividends	$120,140	$124,333	$115,009	$113,179	$85,683
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	5.33	3.27	3.04	2.14	1.30

(1)          Interest expense on income tax contingencies is not included in fixed charges.